February 26, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:   Ms. Asia Timmons-Pierce

RE:	Solar Integrated Roofing Corp. Withdrawal of Offering Statement on Form 1-A (File No. 024-10932)

Ladies and Gentlemen:

Solar Integrated Roofing Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Offering Statement on Form 1-A (File No. 024-10932), together with all exhibits and amendments thereto (collectively, the “Offering Statement”).

The Offering Statement was originally filed with the Commission on January 7, 2019 and is a duplicate filing of File No. 024-10933, to which the Registrant is preparing a response to comments received from the staff of the Commission. The Registrant confirms that no securities have been sold pursuant to the Offering Statement and that the Offering Statement has not been declared effective by the Commission.

If you have any questions with respect to this matter, please contact Matheau J. W. Stout at (410) 429-7076.

Sincerely,

Solar Integrated Roofing Corp.

/s/  David Massey

      David Massey

      Chief Executive Officer